SunAmerica Money Market Funds, Inc. - N-SAR Responses

Item 77C

On February 23, 2012, a Special Meeting of Shareholders was held to consider a proposal to consider and vote to approve a proposal to liquidate the SunAmerica Municipal Money Market Fund (the "Fund") pursuant to the Plan of Liquidation of the Fund.
The voting results of this Special Meeting were as follows:
FOR 			AGAINST 	ABSTAIN


1,062,816.85		0		0